October 19, 2022

VIA EDGAR

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kevin Stertzel and Kevin Woody

Re:	Tailwind Acquisition Corp. Amendment No. 1 to the Registration Statement on Form S-4, filed September 13, 2022 (File No. 333-267403).

Dear Messrs. Stertzel and Woody,

On behalf of Tailwind Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 7, 2022 (the “Comments”), with respect to the above referenced Registration Statement on Form S-4 as filed by the Company on September 13, 2022 (the “S-4”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the S-4 (“Amendment No. 1”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the S-4.

General

1.	Comment: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of Amendment No. 1.

2.	Comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 1.

3.	Comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 75 of Amendment No. 1.

4.	Comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully advises the Staff that, because Jefferies waived its entitlement to deferred underwriting fees with respect to the Business Combination, there is no underwriting fee payable by the Company at any redemption level in connection with the Business Combination.

5.	Comment: Please identify the governmental approvals, including both federal and state approvals, that are necessary for the Business Combination, and the status of such compliance or approval pursuant to Item 3(i) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 196 of Amendment No. 1.

6.	Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xv of Amendment No. 1.

7.	Comment: We note your disclosure on page 45 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Risk Factors, Page 19

8.	Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of Amendment No. 1.

9.	Comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment, and note that the requested disclosure was included in the risk factor on pages 61 and 62 of the S-4, and is included on page 66 of Amendment No. 1.

We are an early-stage company with a history..., page 19

10.	Comment: We note your disclosure that as of December 31, 2021, you had an accumulated deficit of approximately $47.1 million. Please reconcile this with your disclosure on page F-47.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-48 of Amendment No. 1.

Our business is dependent on a limited number of customers..., page 20

11.	Comment: We note your business is dependent on a limited number of customers and that for the year ended December 31, 2021, approximately 95% of your revenue came from five customers. To the extent you have material contracts with such customers, please revise in an appropriate place, to include a description of the material terms and file the agreements as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not believe that Nuburu is currently party to any material contracts with any of its customers that are required to be filed under Item 601(b)(10) of Regulation S-K, including Item 601(b) (10)(ii)(B). Although Nuburu enters into agreements or purchase orders with its customers in the ordinary course of its business, the Company respectfully advises the Staff that Nuburu is not “substantially dependent” on any such agreements or purchase orders.

The failure of our suppliers to deliver necessary raw materials..., page 22

12.	Comment: We note your risk factor that your supply chain may be impacted by exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property and public health emergencies such as the COVID-19 pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 48 and 129 of Amendment No. 1.

We depend on sole source or limited source suppliers..., page 22

13.	Comment: We note that you rely on a sole supplier for some key components and materials, including laser diodes and optical filters. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of Amendment No. 1.

We currently partner with and in the future may derive a portion..., page 25

14.	Comment: We note you currently partner with and derive a portion of your revenue from government entities. To the extent material, disclose the portion of your revenue generated by sales to government entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No. 1.

There is uncertainty regarding the federal income tax consequences..., page 71

15.	Comment: We note that your disclosure in this section discusses the uncertainty regarding the federal income tax consequences to holders of Class A Common Stock who exercise their redemption rights. We note also your disclosure on page xviii that you expect that a U.S. Holder that exercises its redemption rights will be treated as selling such shares resulting in the recognition of capital gain or capital loss. Please therefore revise your discussion in risk factors to prominently and clearly state your expectation with respect to redemption rights so that it is consistent with your disclosure on page xviii.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of Amendment No. 1.

Information about Tailwind

Voting Restrictions in Connection with Stockholder Meeting, page 97

16.	Comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Notice of the Special Meeting of Stockholders included with Amendment No. 1 and on page 103 of Amendment No. 1.

Information about Nuburu

Intellectual Property, page 125

17.	Comment: Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1. The Company respectfully submits that it has considered the Staff’s comment in light of Nuburu’s patent portfolio and determined that the revised disclosure (rather than a list of individual patents, which would be voluminous) is the presentation that will provide shareholders with the most meaningful information in the appropriate context. The Company believes that providing individual patent-level disclosure would potentially be misleading and confusing to shareholders, who might draw incorrect conclusions from disclosure that would be so voluminous.

Nuburu Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors and Trends Affecting our Business, page 137

18.	Comment: We note your disclosure that recent inflationary pressures are resulting in global central banks adopting less accommodating monetary policies and increasing interest rates, which could increase the cost of equipment. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of Amendment No. 1.

Non-GAAP Information, page 139

19.	Comment: We note you provide disclosure of a non-GAAP liquidity measure you refer to as "Free Cash Flow". We further note your measure does not calculate Free Cash Flow in the generally understood manner, which is cash flow from operating activities, less capital expenditures. Please refer to Question 102.07 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures and Item 10(e)(ii) of Regulation S-K for guidance on non-GAAP measures and revise your non-GAAP measure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 146 and 147 of Amendment No. 1.

Results of Operations

Operating expenses, page 142

20.	Comment: We note the decrease in sales and marketing expenses is primarily due to the "reclassification of service and applications labs personnel to cost of revenue and research and development" in 2022. Please explain why you have not made a conforming change to your 2021 results for these costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 149 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners..., page 150

21.	Comment: Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 160 of Amendment No. 1.

22.	Comment: If true, please revise to prominently disclose that the combined company will be a controlled company, identify the controlling shareholders and the shareholders’ total voting power, and include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 53 of Amendment No. 1.

23.	Comment: Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Polar Asset Management Partners as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of Schedule 14A, which requires disclosure pursuant to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 160 of Amendment No. 1.

24.	Comment: Please provide the information required by Item 201 of Regulation S-K in relation to Tailwind Acquisition Corp. shares, including the number of holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of Amendment No. 1.

The Business Combination

Background of the Business Combination, page 164

25.	Comment: We note that the investor presentation referenced on page 168 and filed as Exhibit 99.2 to the 8-K filed August 8, 2022 contained projections with respect to revenue growth. Please revise to include the material projections presented to the board. Please explain the assumptions used in making the projections.

Response: The Company respectfully advises the Staff that the investor presentation referenced on page 168 and filed as Exhibit 99.2 to the 8-K filed August 8, 2022 contained a projection only with respect to serviceable addressable market growth, but not a projection of Nuburu’s revenue growth. The Company filed an updated investor presentation on Form 425 on September 1, 2022, which contained updated projections of total addressable market growth and serviceable addressable market growth, but similarly, not a projection of Nuburu’s revenue growth. This information is also disclosed on pages 117 through 119 of Amendment No. 1.

26.	Comment: We note your disclosure on page 167 that Jefferies notified Tailwind that it would not act in any capacity in connection with the Business Combination and waived its entitlement to deferred underwriting fees. Please provide us with any correspondence between Jefferies and Tailwind relating to its resignation.

Response: In response to the Staff’s comment, the Company will supplementally provide to the Staff a copy of the resignation letter from Jefferies to the Company.

27.	Comment: Please disclose how Jefferies' waiver of the deferred underwriting commissions was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Jefferies. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 173, 174 and 176 of Amendment No. 1.

28.	Comment: Please describe what relationship existed between Jefferies and Tailwind after the close of the IPO, including any financial or merger-related advisory services conducted by Jefferies. For example, clarify whether Jefferies had any role in the identification or evaluation of business combination targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 173, 174 and 176 of Amendment No. 1.

29.	Comment: Tell us whether Jefferies was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Jefferies claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: We respectfully acknowledge the Staff’s comment and note that, except for the disclosure regarding Jefferies’ notification to Tailwind that it would not act in any capacity in connection with the Business Combination and the waiver of its deferred underwriting fees, Jefferies was not involved in the preparation of any disclosure that is included in the S-4, including any analysis underlying disclosure in the S-4. We also note that Jefferies has had no role in the Business Combination and, pursuant to Section 11(b)(1) of the Securities Act, has affirmatively disclaimed any responsibility for any portion of the registration statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 173, 174 and 176 of Amendment No. 1.

30.	Comment: Please tell us whether you are aware of any disagreements with Jefferies regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Jefferies was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Jefferies is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: We respectfully acknowledge the Staff’s comment and note that the Company did not request that Jefferies provide, and Jefferies did not provide, any review or feedback on disclosure in the S-4 (except for disclosure related to waiver of its deferred underwriting fees and that it would not act in any capacity in connection with the Business Combination, as disclosed in the S-4 and as referred to in the immediately preceding answer). In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 173, 174 and 176 of Amendment No. 1.

31.	Comment: Disclose whether Jefferies provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Jefferies was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Jefferies has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: We respectfully acknowledge the Staff’s comment. We note that Jefferies informed Tailwind that it did not intend to act in any capacity in connection with the Business Combination and that Jefferies subsequently granted the waiver in response to a request by the Company that it waive its entitlement to deferred underwriting fees with respect to the Business Combination. Jefferies did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees. In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 173, 174 and 176 of Amendment No. 1.

Interests of Tailwind’s Directors and Officers in the Business Combination, page 171

32.	Comment: Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: We respectfully acknowledge the Staff’s comment and note that disclosure regarding the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination was included on pages 60, 91 and 171 of the S-4. In response to the Staff’s comment, and in an effort to further clarify the disclosure, the Company has revised the disclosure on pages 64, 97 and 180 of Amendment No. 1.

33.	Comment: Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, and in an effort to further clarify the disclosure at issue, the Company has revised the disclosure on pages 65, 98 and 181 of Amendment No. 1.

34.	Comment: Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: In response to the Staff’s comment, and in an effort to further clarify the disclosure at issue, the Company has revised the disclosure on pages 64, 65, 97 and 180 of Amendment No. 1.

Description of New Nuburu Capital Stock

Warrants, page 237

35.	Comment: We note your disclosure that the exclusive forum provision contained in the Warrant Agreement applies to claims under the Securities Act. Section 9.3 of the Warrant Agreement is silent as to claims brought under the Securities Act. Please revise for clarity and consistency. In addition, please include a risk factor addressing the risks associated with the exclusive forum provision.

Response: In response to the Staff’s comment, and in an effort to further clarify the disclosure at issue, the Company has revised the disclosure on pages 40 and 244 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 245

36.	Comment: We note that the Business Combination Agreement indicates that the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosure beginning on page 245 to address Section 368(a) and any consequences to shareholders. Please also make similar revisions to the Questions and Answers section beginning on page xi. To extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 245 to reflect the fact that the discussion reflects the opinion of counsel and is not solely a "summary."

Response: We respectfully acknowledge the Staff’s comment and note that the Company has not included disclosure with respect to the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code in the disclosure materials because the Company does not believe such qualification is relevant to the Company’s stockholders. The Company is the legal acquirer under the Business Combination Agreement and its stockholders are not receiving consideration in exchange for their shares as a result of the merger.  The merger was structured to provide tax-free treatment to the Nuburu stockholders, and they are the only persons that are affected by the qualification of the merger as a tax-free reorganization. Accordingly, the qualification, or lack thereof, or the merger as a reorganization within the meaning of Section 368(a) of the Code is not relevant to the investment decisions of the Company’s stockholders.

Tailwind Acquisition Corp Financial Statements

Note 10. Subsequent Events, page F-38

37.	Comment: You state the Company has evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date the interim financial statements were issued. It appears you should update your footnote to disclose the results of the Extension Redemptions.

Response: We respectfully acknowledge the Staff’s comment and advise that the Company’s interim financial statements were issued on August 15, 2022. The interim financial statements have not been updated for any subsequent events, including the Extension Redemption.

Report of Independent Registered Public Accounting Firm

Nuburu, Inc., page F-42

38.	Comment: Please obtain and provide with your next amendment, a signed audit opinion from your independent auditor.

Response: In response to the Staff’s comment, the Company has included a signed audit opinion from Nuburu’s independent auditor in Amendment No. 1.

Nuburu, Inc. Financial Statements

Note 15: Subsequent Events, page F-61

39.	Comment: Your disclosure states you have evaluated subsequent events through "XXX". Please include the actual date though which you have evaluated subsequent events as they relate to your annual audited financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-60 of Amendment No. 1.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 if you have comments or if you require additional information regarding Amendment No. 1.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Philip Krim, Chairman, Tailwind Acquisition Corp.

Chris Hollod, Chief Executive Officer, Tailwind Acquisition Corp.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, PC

Brian Dillavou, Wilson Sonsini Goodrich & Rosati, PC

Brendan Ripley Mahan, Wilson Sonsini Goodrich &Rosati, PC

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